Exhibit 99.1

IM Cannabis Reports Second Quarter Financial Results

IMC Germany delivers +200% in sales in first three months after German legalization, while overall revenue grows 12% vs Q2 2023

TORONTO, and GLIL YAM, Israel, August 14, 2024 /PRNewswire/ -- IM Cannabis Corp. (the "Company" or "IMC") (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, announced its financial results today for the second quarter ended June 30, 2024. All amounts are reported in Canadian dollars and compared to the quarter ended June 30, 2023, unless otherwise stated.

Q2 2024 Financial Highlights

•	12% Revenue increase to $14.8M vs. $13.2M in Q2 2023

•	129% increase in IMC Germany sales vs. Q2 2023 to $3.5M. IMC Germany sales now make up 24% of the entire Company revenue, a growth of +105% vs Q2 2023

•	78% decrease in GM vs. 26% in Q2 2023 to 6% mainly caused by inventory clearance of $0.8M plus an accrual of $1.1M for slow moving stock

•	29% decrease in operating expenses to $3.7M vs. $5.2M in Q2 2023

Management Commentary

“The German market is not just poised to start delivering significant growth after the April 1st cannabis legalization, we can already see the impact the legalization has had on our German business. We were well positioned to take advantage of the growing market and delivered a 200% increase in sales in Q2,” said Oren Shuster, Chief Executive Officer of IMC. “We are actively making sure that we are allotting the resources and support the German business needs to deliver further accelerated growth.”

“Our revenue in Q2 increased by 12 vs Q2 2023. This growth was driven in part by the 200% Germany grew in Q2 vs Q1 2024. Our selling price per gram of dried flower also increased 21% vs Q2 2023 to $6.09 per gram. In addition, our operating expenses continued to decrease by 29% vs Q2 2023, as a result of last year’s restructuring,” commented Uri Birenberg, Chief Financial Officer of IMC. “Conversely, we cleared old raw material and accrued for slow moving stock for total of about $1.9 million which impacted our cost of sales, gross margin, and gross profit.”

Q2 2024 Conference Call

The Company will host a Zoom web conference call today at 9:00 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at https://investors.imcannabis.com/ within 24 hours after the call.

Q2 2024 Financial Results

•
Revenues for the second quarter of 2024 were $14.8 million compared to $13.2 million in Q2 2023, an increase of $1.6 million or 11.7%. The increase is mainly attributed to accelerated growth in Germany revenue of $2 million net and decreased net Revenue in Israel of $0.4 million, which consists of Oranim deal cancellation effect in decreased Revenue of $2.4 million.

•
Total Dried Flower sold in Q2 2024 was approximately 2,333 kg with an average selling price of $6.09 per gram, compared to approximately 2,128kg in Q2 2023, with an average selling price of $5.04 per gram, which is an increase of 21%.

•
Cost of revenues for Q2 2024 were $13.9 million compared to $9.5 million in Q2 2023, an increase of $4.4 million or 46.6%, mainly due to an increase in Company revenue related costs of approximately $2.5 million, clearing of old raw materials of approximately $0.8 million and accrued for slow inventory of approximately $1.1 million.

•
Gross profit for the second quarter of 2024 was $0.8 million, compared to $3.5 million in Q2 2023, a decrease of 75.6%. The downside is attributed mainly to the clearing of old inventory, accrual for slow moving inventory of approximately $1.9 million and slow-moving stock that was moved out at a lower price. Company fair value adjustment was $0 and $0.3 million for the Q2 2024 and Q2 2023 respectively.

•
G&A Expenses in Q2 2024 were $2.2 million, compared to $2.4 million in Q2 2023, a decrease of $0.2 million or 9.5%. The decrease in the G&A expense is attributable mainly to insurance of approximately $0.2 million.

•
Selling and Marketing Expenses in Q2 2024 were $1.5 million, compared to $2.6 million in Q2 2023, a decrease of $1.1 million or 44% mainly due to the revocation of Oranim agreement of $0.6 million and decrease in salaries and professional services of $0.4 million.

•
Total operating expenses in Q2 2024 were $3.7 million compared to $5.2 million in Q2 2023, a decrease of $1.5 million or of 29% mainly due to decrease in salaries of approximately $0.4 million, insurance of $0.2 million, depreciation expenses of $0.3 million and professional services of $0.2 million.

•	Net Loss in Q2 2024 was $3.5 million, compared to $3.7 million in Q2 2023.

•	Basic and diluted Loss per Share in Q2 2024 was $0.23, compared to a loss of $0.26 per Share in Q2 2023.

•	Non-IFRS Adjusted EBITDA loss in Q2 2024 was $2.3 million, compared to an Adjusted EBITDA loss of $0.5 million in Q2 2023 a loss increase of 357%.

•	Cash and Cash Equivalents as of June 30, 2024, were $0.7 million compared to $1.8 million on December 31, 2023.

•	Total assets as of June 30, 2024, were $40.2 million, compared to $48.8 million on December 31, 2023, a decrease of $8.6 million or 17.6%.

The decrease is mainly attributed to the Oranim agreement cancelation of $9.5 million of which mainly attributed to; goodwill $3.5 million, intangible asset $1.4 million, inventory $0.8 million, trade receivables $1.3 million and property plant and equipment $0.8 million and reduction of cash and cash equivalents of $0.3 million.

In addition to the Oranim revocation agreement effect, there is a total asset increase of $0.9 million mainly due to an increase of $5.8 million in trade receivables offset by $3.4 million reduction in Inventory, reduction of Cash and cash equivalents of $0.8 million and reduction of $0.7 million in intangible assets.

•	Total Liabilities as of June 30, 2024, were $34.7 million, compared to $35.1 million on December 31, 2023, a decrease of $0.4 million or 1.1%.

The decrease was mainly due to the Oranim agreement cancelation of $6.8 million of which mainly attributed to a decrease in PUT option liability in the amount of $2.0 million, a decrease in purchase consideration payable in the amount of $2.2 million, a decrease of $1.6 million in trade payables, a decrease of $0.4 million in lease liabilities and a decrease of $0.3 million in deferred tax liability.

In addition to the Oranim revocation agreement effect, there is a total liabilities increase of $6.4 million mainly due to an increase of $6.2 million in trade payables offset by a $1.7 million reduction in other accounts payable.

The Company's financial statements as of June 30, 2024, includes a note regarding the Company's ability to continue as a going concern. The Company's Q2 2024 financial results do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. For more information, please refer to the "Liquidity and Capital Resources" and "Risk Factors" sections in the Company's management's discussion and analysis for the quarter ended June 30, 2024.

Non-IFRS Measures

This press release makes reference to "Gross Margin" and "Adjusted EBITDA", which are financial measures that are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as complementary information to the Company's IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

For an explanation of how management defines Gross Margin and Adjusted EBITDA, see the Company's management's discussion and analysis for the period ended June 30, 2024, available under the Company's SEDAR+ profile at www.sedarplus.ca on EDGAR at www.sec.gov/edgar.
We reconcile these non-IFRS financial measures to the most comparable IFRS measures as set out below.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the impact of the Israel-Hamas war on the Company, including its operations and the medical cannabis industry in Israel; the timing and impact of the legalization of medicinal cannabis in Germany, including, the Company having it “all in house”; the Company being positioned to take advantage of the legalization; the Company’s growth in 2024; the market growth for medicinal cannabis in Germany;  the stated benefits of the Company’s EU-GMP processing facility and an EU-GDP logistics center; the Company to host a teleconference meeting as stated; and the Company’s stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the Company’s ability to focus and resources to achieve sustainable and profitable growth in its highest value markets; the Company’s ability to mitigate the impact of the Israel-Hamas war on the Company; the Company’s ability to take advantage of the legalization of medicinal cannabis in Germany; the Company’s ability to host a teleconference meeting as stated; and the Company’s ability to carry out its stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the Israel-Hamas war on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company’s inability to take advantage of the legalization of medicinal cannabis in Germany; and the Company’s inability to host a teleconference meeting as stated.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report dated March 28, 2024, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		June 30, 2024	December 31, 2023
	Note	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$700	$1,813
Trade receivables		12,087	7,651
Advances to suppliers		788	936
Other accounts receivable		3,648	3,889
Inventories	3	5,719	9,976

		22,942	24,265
NON-CURRENT ASSETS:

Property, plant and equipment, net		4,052	5,058
Investments in affiliates		2,284	2,285
Right-of-use assets, net		626	1,307
Intangible assets, net		3,678	5,803
Goodwill		6,634	10,095

		17,274	24,548

Total assets		$40,216	$48,813

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		June 30, 2024	December 31, 2023
	Note	(Unaudited)	(Audited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables		$13,877	$9,223
Bank loans and credit facilities		12,746	12,119
Other accounts payable and accrued expenses		4,486	6,218
Accrued purchase consideration liabilities		-	2,097
PUT Option liability		-	2,697
Convertible debt		2,002	-
Current maturities of operating lease liabilities		292	454

		33,403	32,808

NON-CURRENT LIABILITIES:

Warrants measured at fair value	4	57	38
Operating lease liabilities		301	815
Long-term loans		401	394
Employee benefit liabilities, net		47	95
Deferred tax liability, net		526	963

		1,332	2,305

Total liabilities		34,735	35,113

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	5

Share capital and premium		253,966	253,882
Translation reserve		1,579	95
Reserve from share-based payment transactions		9,673	9,637
Conversion option for convertible debt		327	-
Accumulated deficit		(258,478)	(249,145)

Total equity attributable to equity holders of the Company		7,067	14,469

Non-controlling interests		(1,586)	(769)

Total equity		5,481	13,700

Total liabilities and equity		$40,216	$48,813

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
	(Unaudited)

Revenues	$26,813	$25,736	$14,750	$13,207
Cost of revenues	24,165	18,759	13,891	9,473
Gross profit before fair value adjustments	2,648	6,977	859	3,734

Fair value adjustments:
Realized fair value adjustments on inventory sold in the period	(25)	(617)	(15)	(278)
Total fair value adjustments	(25)	(617)	(15)	(278)

Gross profit	2,623	6,360	844	3,456

General and administrative expenses	4,495	5,563	2,163	2,389
Selling and marketing expenses	3,773	5,427	1,481	2,622
Restructuring expenses	-	617	-	334
Share-based compensation	120	121	88	(137)
Loss on deconsolidation	2,734	-	(19)	-
Total operating expenses	11,122	11,728	3,713	5,208

Operating loss	8,499	5,368	2,869	1,752

Finance income (expenses), net	(1,927)	621	(1,426)	(2,114)

Loss before income taxes	(10,426)	(4,747)	(4,295)	(3,866)
Income tax benefit	(950)	(175)	(839)	(160)

Net loss	(9,476)	(4,572)	(3,456)	(3,706)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:

Remeasurement gain on defined benefit plan	67	36	-	-

Exchange differences on translation to presentation currency	1,517	(661)	187	(99)

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods	1,584	(625)	187	(99)

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation	(26)	466	9	311

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:	(26)	466	9	311

Total other comprehensive income (loss)	1,558	(159)	196	212

Total comprehensive loss	$(7,918)	$(4,731)	$(3,260)	$(3,494)

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Six months ended June 30,		Three months ended June 30,
		2024	2023	2024	2023
	Note	(Unaudited)

Net loss attributable to:
Equity holders of the Company		$(8,652)	$(4,059)	$(3,029)	$(3,459)
Non-controlling interests		(824)	(513)	(427)	(247)

		$(9,476)	$(4,572)	$(3,456)	$(3,706)

Total comprehensive loss attributable to:
Equity holders of the Company		$(7,101)	$(4,209)	$(2,840)	$(3,250)
Non-controlling interests		(817)	(522)	(420)	(244)

		$(7,918)	$(4,731)	$(3,260)	$(3,494)
Net income (loss) per share attributable to equity holders of the Company:	6
Basic loss per share (in CAD)		$(0.65)	$(0.33)	$(0.23)	$(0.26)
Diluted loss per share (in CAD)		$(0.65)	$(0.33)	$(0.23)	$(0.26)

Earnings (loss) per share attributable to equity holders of the Company:

Basic loss per share (in CAD)		$(0.65)	$(0.33)	$(0.23)	$(0.26)
Diluted loss per share (in CAD)		$(0.65)	$(0.33)	$(0.23)	$(0.26)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Canadian Dollars in thousands

	Share Capital and premium	Reserve from share-based payment transactions	Conversion option for convertible debt	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2024	$253,882	$9,637	$-	$95	$(249,145)	$14,469	$(769)	$13,700

Net loss	-	-	-	-	(8,652)	(8,652)	(824)	(9,476)
Total other comprehensive loss	-	-	-	1,484	67	1,551	7	1,558

Total comprehensive loss	-	-	-	1,484	(8,585)	(7,101)	(817)	(7,918)

Net proceeds of convertible debt allocated to conversion option	-	-	327	-	-	327	-	327
Other comprehensive income Classification	-	-	-	-	(748)	(748)	-	(748)
Share-based compensation	-	120	-	-	-	120	-	120
Forfeited options	84	(84)	-	-	-	-	-	-

Balance as of June 30, 2024	$253,966	$9,673	$327	$1,579	$(258,478)	$7,067	$(1,586)	$5,481

	Share Capital and premium	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2023	$245,776	$15,167	$1,283	$(239,574)	$22,652	$1,145	$23,797

Net loss	-	-	-	(4,059)	(4,059)	(513)	(4,572)
Total other comprehensive loss	-	-	(186)	36	(150)	(9)	(159)

Total comprehensive loss	-	-	(186)	(4,023)	(4,209)	(522)	(4,731)

Issuance of common shares	2,351	-	-	-	2,351	-	2,351
Share-based compensation	-	121	-	-	121	-	121
Forfeited options	671	(671)	-	-	-	-	-

Balance as of June 30, 2023	$248,798	$14,617	$1,097	$(243,597)	$20,915	$623	$21,538

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Six months ended June 30,
	2024	2023
Cash provided by operating activities:

Net income (loss) for the period	$(9,476)	$(4,572)
Adjustments for non-cash items:
Fair value adjustment on sale of inventory	25	617
Fair value adjustment on Warrants, investments and accounts receivable	20	(3,304)
Interest recorded in respect of the convertible debt	115	-
Depreciation of property, plant and equipment	226	337
Amortization of intangible assets	769	898
Depreciation of right-of-use assets	196	352
Finance expenses, net	1,792	2,683
Deferred tax liability, net	(107)	(220)
Share-based payment	120	121
Loss from deconsolidation of subsidiary	2,764	-
Net proceeds of convertible debt allocated to conversion option	327	-
	6,247	1,484

Changes in working capital:
Increase in trade receivables	(5,821)	(2,428)
Increase in other accounts receivable and advances to suppliers	(256)	(2,572)
Decrease in inventories, net of fair value adjustments	3,424	1,484
Decrease (increase) in trade payables	7,309	(5,078)
Changes in employee benefit liabilities, net	(47)	(106)
Increase in other accounts payable and accrued expenses	(892)	(992)

	3,717	(9,692)

Taxes paid	(120)	(432)

Net cash provided (used) in operating activities	368	(13,212)

Cash flows from investing activities:

Purchase of property, plant and equipment	(52)	(553)
Deconsolidation of subsidiary	(346)	-

Net cash used in investing activities	$(398)	$(553)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Six months ended June 30,
	2024	2023
Cash flow from financing activities:

Proceeds from issuance of share capital, net of issuance costs	$-	$1,688
Proceeds from issuance of warrants	-	6,585
Repayment of lease liability	(197)	(345)
Interest paid - lease liability	(25)	(34)
Repayment of bank loan and credit facilities	(2,392)	(1,060)
Cash paid for interest	(1,054)	(124)
Proceeds from discounted checks	4,311	3,967

Net cash provided by financing activities	643	10,677

Effect of foreign exchange on cash and cash equivalents	(1,726)	1,960

Decrease in cash and cash equivalents	(1,113)	(1,128)
Cash and cash equivalents at beginning of the period	1,813	2,449

Cash and cash equivalents at end of the period	$700	$1,321

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$40	$49
Issuance of shares in payment of debt settlement to a non-independent director of the company	$-	$1,061

The accompanying notes are an integral part of the interim condensed consolidated financial statements.